RECEIVED

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

May 23, 2007

07023851

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated May 23, 2007 referring to "Notice Regarding the Results of Acquiring Treasury Shares Using the Nagoya Stock Exchange "Treasury Share Off-Floor Purchase System"" [English translation].

2. Extraordinary Report dated May 23, 2007 [in Japanese].

   Extraordinary Report filed with the Director of the Kanto Local Finance Bureau concerning execution of share exchange [summary].

dlw 5/29

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

May 23, 2007

To whom it may concern:

Company name: Sumitomo Corporation (TSE Code: 8053)
Representative: Motoyuki Oka, President & CEO
Contact: Mitsuru Iba, Corporate Communications Department; (03-5166-3089)

Notice Regarding the Results of Acquiring Treasury Shares Using the Nagoya Stock Exchange "Treasury Share Off-Floor Purchase System"

Sumitomo Corporation (the "Company") hereby announces that the Company executed the acquisition of treasury shares announced yesterday (May 22, 2007) as follows.

The Company also announces that all the acquisitions of the Company's treasury shares based on the stipulations of Article 156 of the Company Law, which are applied with the wording of their phrases changed in accordance with Article 165-3 of the same law, pursuant to the resolution of its Board of Directors meeting held on May 22, 2007 has been completed with this acquisition.

1. Reason for the acquisition
   The Company purchased the treasury shares in advance for granting the Company shares to the other shareholder of Jupiter TV Co., Ltd. (hereafter "JTV") in order to acquire JTV as a wholly-owned subsidiary via share exchange. Please refer to the separate release "Notice Regarding the Business Restructuring of JTV" for further information regarding the business restructuring of JTV.
2. Type of shares acquired: Common stock of the Company
3. Total number of shares acquired: 30,929,300 shares
4. Unit price of share acquired: ¥2,300 per share
5. Acquisition price: ¥71,137,390,000
6. Acquisition date: May 23, 2007
7. Acquisition method: Purchase on the Nagoya Stock Exchange using the "Treasury Share Off-Floor Purchase System"

(Reference)

Outline of the Resolution concerning the specific acquisition of treasury shares based on the stipulations of Article 156 of the Company Law, which are applied with the wording of their phrases changed in accordance with Article 165-3 of the same law (portion for announcement on May 22, 2007);

Type of shares to be acquired: Common stock of the Company

Total number of shares to be acquired: 30,929,300 shares (2.47% of all shares outstanding)

Total price of shares to be acquired: Max. ¥71,138 million

END